SIERRA RESOURCES GROUP, INC.
                       6767 West Tropicana Ave, Suite 207
                               Las Vegas, NV 89103
                            Telephone: (702) 248-1048


                                December 24, 2008




Securities and Exchange Commission
100 F Street NE
Washington, DC 20549


     Re: Sierra Resources Group, Inc.
         Form 10-K for the Fiscal Year Ended
              December 31, 2007
         File No. 000-25301


Gentlemen:

This letter is intended to respond to the comment letter addressed to us (sometimes "registrant") pertaining to various filings from Tia Jenkins, Senior Assistant Chief Accountant dated November 26, 2008, and Comments 1 through 6 contained therein applicable to the Form 10-K filed for the year ended December 31, 2008. We have concurrently filed an Amended Form 10-K. To further respond to your comments, please be informed as follows:

1. Please be informed that we have filed an amended Form 8-K on December 3, 2008, amending the Form 8-K Filed April 16, 2008. Said filing corrected the item tags and expanded the disclosures.

2. We have revised and disclosed controls and procedures as is required by Item 307 of Regulation S-K and we have provided the requested conclusions.

3. We have added the appropriate language as required by Item 308(c) of Regulation S-K to disclose that there were no changes in the internal controls over financial reporting for the entire year (which includes the last quarter). We did disclose a so-called "subsequent event"; i.e. subsequent to the year end and during the period of time that DeJoya Griffith & Company, LLC ("DeJoya') was completing their audit and review of our year end financial statements, we filed


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Securities and Exchange Commission
December 24, 2008
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our Form 10-Q for the quarter ended March 31, 2008 on May 13, 2008 prior to
DeJoya completing their audit and review of the corresponding financial statements. Thereafter, after DeJoya completed the review of the corresponding financial statements and completed the audit of our year end financial statements, we filed a Form 10-Q/A for the quarter ended March 31, 2008 on July 1, 2008 and disclosed this weakness.

     We have disclosed that to remedy this weakness, we have (i) further added documentation to our preexisting disclosures and controls, and (ii) established additional communication procedures wherein (a) the segregation of duties are further defined and (b) all officers and directors, together with counsel and an unrelated Edgar filing service participate, directly or indirectly with each other, and communicate and participate in obtaining approval by our external auditors prior to any filings with the Securities and Exchange Commission.

4. As it relates to the year ended December 31, 2007, we did not conclude that this weakness was a material weakness. Notwithstanding any distinction, we did feel it should be disclosed. We have corrected the language to clearly indicate our conclusion that our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

5. Please see response to comment 3 and comment 4.

6. The appropriate certifications have now been attached and we believe that the
Section 302 certification now complies with the language required by Item 601(31) of Regulation S-X.

A marked copy of our changes was/is provided in the Edgar System to facilitate your review of the changes.

In addition to responding to your comments, please be informed as follows:


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Securities and Exchange Commission
December 24, 2008
Page 3




     (a) We are responsible for the adequacy and accuracy of the disclosures in the filing;

     (b) The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     (c) We may not assert the action by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in helping us accurately and adequately make the requisite disclosures to comply with Securities Exchange Act of 1934, as amended.

If you have any questions, or if you desire any additional information, please do not hesitate to telephone Ronald J. Stauber at 310-556 0080 or me.

Very truly yours,


SIERRA RESOURCE GROUP, INC.


/s/ SANDRA J. ANDRE
    _______________________
    Sandra J. Andre
    President